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Exhibit 5.1


MedQuist Inc. - 2002 First Quarter Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman, President and Chief Executive Officer of the Company. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.
         I first would like to make a brief opening statement and then open the call to your questions and comments.
         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         As indicated in our press release, MedQuist generated solid results during the first quarter of 2002, despite the additional technology development expense associated with our acquisition of Speech Machines and the reorganization efforts required for our integration of Lernout & Hauspie's medical transcription division. MedQuist delivered 20% year over year revenue growth and more than 21% operating income growth in the first quarter as a result of disciplined business practices.
         In November of last year, MedQuist acquired Lernout & Hauspie's medical transcription division and reported two months of L&H's operations in our fourth quarter results. This transaction depressed our fourth quarter margins since related operations were and still are roughly breakeven. Margins in the first quarter were also adversely impacted by the L&H acquisition, both compared to the same quarter last year and on a sequential basis, since the first quarter of 2002 includes L&H results for the entire three months.
         We are currently on track to fully integrate this acquisition over the next 18-24 months and bring L&H transcription operations up to MedQuist performance levels of high teens pretax margins.
         During the first quarter MedQuist acquired two small medical transcription operations in Canada. These small acquisitions should be viewed as confirmation that we are beginning to execute our long-term strategy of entering new markets with the goal of duplicating the successful business model we have enjoyed in the United States.
         In January, we increased our investment in A-Life Medical, a West Coast technology start-up company. We believe their Natural Language Processing technology will not only help our coding division, but will give us access to valuable healthcare data that will be important for improved patient care in the future.
         During the first quarter, for personal reasons, John Donohoe stepped down as President of MedQuist. John will continue as a MedQuist employee for the next two years working on special projects. We have divided certain responsibilities among the senior management team to allow our customers to continue to enjoy the high level of quality and service they expect from MedQuist. Investors should also continue to enjoy the highly recurring revenue and consistent cash flow you expect from MedQuist. As I re-assume the role of President, I personally guarantee you the senior management team has never been so strong. With MedQuist's significant history to serve as our foundation, we will not look back, but forward with excitement for what lies ahead, as we execute our strategy for growth.
         MedQuist continues to deliver on our strategic plan, which is positioning our company for profitable growth well into the future. We remain comfortable with our prior guidance of 15% year over year earnings growth.
         In conclusion, we believe the first quarter 2002 financial performance demonstrates that MedQuist continues to make progress on our long-term strategy for growth. Development of our new platform is on schedule and we have begun our first beta test for our automated coding process. MedQuist will continue to move forward in our strategic transition to a full service medical document management company, which we believe will result in profitable growth and increased shareholder value in future years.
         One last personal note - this is the most fun I've had in several years. Being back in operations has reenergized me. Our senior staff has stepped up and taken a negative situation and made it a positive one. And I'm thrilled by their reactions. I've read where a few of the analysts said let's wait and see about management changes. Well, I can confirm everyone is on board and the excitement about MedQuist's future has never been stronger.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.
         Thank you David and good morning everyone.
         For the first quarter:
         MedQuist generated revenue of $114.0 million and EBITDA of $25.3 million or 22.2% of revenue. Pro forma net income was $12.0 million or $0.32 per share on a diluted basis. Pro forma results for the prior year period, first quarter of 2001, exclude a $3.0 million pretax gain on the favorable settlement of a lawsuit and income of $600 thousand related to the reversal of a restructuring reserve.
         At March 31, 2002, MedQuist had $145 million in working capital including over $100 million in cash. Accounts receivable were $79.6 million and DSO decreased to 64 days, a decrease of one day from last quarter and the lowest level since 1998. The Company had less than $2 million of debt and shareholders equity was $378 million.
         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.
         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2001 and our form 8-K filed in relation to today's call.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.